EXHIBIT 99.10

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO

RULE 15D-14B AND SECTION 1350 OF CHAPTER 63 OF

TITLE 18 OF THE UNITED STATES CODE

Pursuant to 18 U.S.C. Section 1350, the undersigned, Cameron R. Sebastian, Chief Executive Officer of Paramount Energy Operating Corp. in its capacity as Administrator of Paramount Energy Trust (the "Trust"), hereby certifies, to his knowledge, that the Trust’s annual report on Form 40-F/A for the year ended December 31, 2004 (the "Report") fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, with the exception that the Report has not been timely filed, and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Trust as of and for the periods presented.

March 21, 2006

Calgary Alberta

Per:

“signed”

Cameron R. Sebastian

Vice-President, Finance and

Chief Financial Officer

Paramount Energy Operating Corp.

in its capacity as Administrator of Paramount Energy Trust